FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 14, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 14, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

300-4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9	Tel: 604.292.9000 Fax: 604.292.9100 www.norsat.com

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators ("NI51-102"), Norsat International Inc. (the "Company") hereby provides notice of a change of auditor as follows:

1.

By letter dated June 21, 2005, KPMG LLP notified the Company of its determination to not accept the appointment as auditor of the Company for the fiscal year ending December 31, 2005.  This appointment had been proposed to shareholders by the Company's board of directors in the management information circular dated as of April 6, 2005 and was approved at the annual general meeting of the Company's shareholders held on May 18, 2005.  On September 16, 2005, Ernst & Young LLP was appointed as the auditor of the Company for the fiscal year ending December 31, 2005.

2.

This action constitutes a resignation by KPMG LLP as defined in Section 4.11(1) of NI51-102.

3.

The resignation of KPMG LLP had not been considered or approved by the Company's  board of directors or by the audit committee of the board prior to the receipt of KPMG LLP's June 21, 2005 letter.  The Company's board of directors and the audit committee of the board have approved the appointment of Ernst & Young LLP as the auditor of the Company for the fiscal year ending December 31, 2005.

4.

There have been no reservations on the Company's financial statements on which KPMG LLP issued a report.

5.

There is no reportable event as defined in Section 4.11(1) of NI51-102.

Dated this 22nd day of September, 2005.

300-4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9	Tel: 604.292.9000 Fax: 604.292.9100 www.norsat.com

September 22, 2005

Mr. Lui Petrollini
Ernst & Young LLP Chartered Accountants
Pacific Centre, P.O. Box 10101

700 West Georgia Street

Vancouver, BC

V7Y 1C7

Dear Mr. Petrollini:

The undersigned, on behalf of the Board of Directors of Norsat International Inc. (the "Company"), hereby notifies you, pursuant to Section 4.11(6)(a) of National Instrument 51-102 of the Canadian Securities Administrators ("NI51-102"), as follows:

1.

By letter dated June 21, 2005, KPMG LLP notified the Company of its determination to not accept the appointment as auditor of the Company for the fiscal year ending December 31, 2005.  This appointment had been proposed to shareholders by the Company's board of directors in the management information circular dated as of April 6, 2005 and was approved at the annual general meeting of the Company's shareholders held on May 18, 2005.  On September 16, 2005, Ernst & Young LLP was appointed as the auditor of the Company for the fiscal year ending December 31, 2005.

2.

This action constitutes a resignation by KPMG LLP as defined in Section 4.11(1) of NI51-102.

3.

The resignation of KPMG LLP had not been considered or approved by the Company's  board of directors or by the audit committee of the board prior to the receipt of KPMG LLP's June 21, 2005 letter.  The Company's board of directors and the audit committee of the board have approved the appointment of Ernst & Young LLP as the auditor of the Company for the fiscal year ending December 31, 2005.

4.

There have been no reservations on the Company's financial statements on which KPMG LLP issued a report.

5.

There is no reportable event as defined in Section 4.11(1) of NI51-102.

We request that Ernst & Young LLP review this notice and prepare a letter to the applicable securities regulatory authorities stating whether Ernst & Young LLP agrees, disagrees or has no basis to agree or disagree with each statement in this notice.  It is a requirement of NI51-102 that this letter be delivered to the Company no later than October 6, 2005.

If you have any questions regarding this notice, please do not hesitate to contact me at 604-292-9108.

300-4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9	Tel: 604.292.9000 Fax: 604.292.9100 www.norsat.com

September 22, 2005

Guyle T. Tippe
Partner, Assurance Services
KPMG LLP
Metrotower II
Suite 2400
4720 Kingsway
Burnaby, British Columbia
V5H 4N2

Dear Mr. Tippe:

The undersigned, on behalf of the Board of Directors of Norsat International Inc. (the "Company"), hereby notifies you, pursuant to Section 4.11(6)(iii) of National Instrument 51-102 of the Canadian Securities Administrators ("NI51-102"), that, effective September 16, 2005, the Company has appointed Ernst & Young LLP to serve as its auditor for the fiscal year ending December 31, 2005 and an updated Notice of Change of Auditor is attached to this letter.

We request that KPMG LLP review the attached Notice of Change of Auditor and prepare a letter to the applicable securities regulatory authorities stating whether KPMG LLP agrees, disagrees or has no basis to agree or disagree with each statement in this notice.  It is a requirement of NI51-102 that this letter to be delivered to the Company no later than October 6, 2005.

If you have any questions regarding this notice, please do not hesitate to contact me at 604-292-9108.

OCT-06-05 09:30PM FROM-ERNST & YOUNG T-279 P.002/002 F-905

ERNST & YOUNG

■ Phone: 604 891-8200
Fax: 604 643-5422

October 6, 2005

Ontario Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

Re: Norsat International Inc. – Change of Auditor

We acknowledge receipt of a Change of Auditor Notice (the "Notice") dated September 22, 2005 delivered to us by Norsat International Inc.

Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of Ernst & Young that we have reviewed the Notice and based on our knowledge of the information at this date, we agree with each of the statements contained therein.

Yours sincerely,

Ernst + Young LLP

Ernst & Young LLP
Chartered Accountants
Vancouver, Canada

cc: *Bill Coyne, President and Chief Executive Officer*
Norsat International Inc.

A member of Ernst & Young Global

KPMG

KPMG LLP
Chartered Accountants
Metrotower II
Suite 2400 - 4720 Kingsway
Burnaby BC V5H 4N2

Telephone (604) 527-3600
Fax (604) 527-3636
Internet www.kpmg.ca

PRIVATE & CONFIDENTIAL

Ontario Securities Commission
BC Securities Commission

Dear Sirs:

Re: Notice of Change of Auditor of Norsat International Inc.

We have read the Notice of Norsat International Inc. dated September 22, 2005 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Accountants
Vancouver, Canada
October 4, 2005

05\Norsat\Assurance\Correspondence\L - Change of Auditors Oct0405.doc

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.